Exhibit 3.3

CERTIFICATE OF FORMATION

OF

ATAC SERVICES, LLC

This Certificate of Formation of ATAC Services, LLC is to be filed with the Secretary of State of the State of Delaware pursuant to Section 18-201 of the Delaware Limited Liability Company Act.

1.	The name of the limited liability company is ATAC Services, LLC.

2.	The address of the registered office of the limited liability company in the State of Delaware is as follows: c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801. The name and address of the limited liability company’s registered agent for service of process in the State of Delaware are: The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, City of Wilmington, County of New Castle, Delaware 19801.

Dated as of this 23rd day of January, 2015.

/s/ Mark J. Stechschulte
Mark. J. Stechschulte, Authorized Person